[RADA Industries Letterhead]


                                  May 21, 2008


VIA EDGAR

Russell Mancuso, Esq.
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

                      Re:      Rada Electronic Industries Ltd.
                               Registration Statement on Form F-3
                               Filed April 11, 2008
                               FILE NO. 333-150197

Dear Mr. Mancuso:

     We are submitting this letter in response to the written comment of the Staff of the Securities and Exchange Commission (the "Commission"), in a letter to the Company, dated April 25, 2008 (the "Comment Letter"), with respect to the Company's Registration Statement of Form F-3 (the "Registration Statement"). Please be advised that in connection with the response letter dated May 6, 2008, from our counsel, Steven J. Glusband of Carter Ledyard & Milburn LLP, we acknowledge that:

     We acknowledge that:

     o    we are responsible for the accuracy of the disclosure in its filings;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United State

Kind regards

Shiri Lazarovich
Chief Financial Officer
/s/ Shiri Lazarovich